SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                                 Amendment No. 3

                            Time Warner Telecom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    887319101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel

                                Time Warner Inc.
                             One Time Warner Center
                               New York, NY 10019
                                 (212) 484-8000
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 26, 2006
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Time Warner Inc.
    I.R.S. No. 13-4099534

----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                      (b)[x] Joint Filing
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 0
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                              [ ]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%         (Class B Common Stock) or
    0.0%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Historic TW Inc.
    I.R.S. No. 13-3527249

----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                      (b)[x] Joint Filing
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 0
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                              [ ]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%         (Class B Common Stock) or
    0.0%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Time Warner Companies, Inc.
    I.R.S. No. 13-1388520

----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                      (b)[x] Joint Filing
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 0
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                              [ ]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%         (Class B Common Stock) or
    0.0%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Warner Communications Inc.
    I.R.S. No. 13-2696809

----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                      (b)[x] Joint Filing
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 0
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                              [ ]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%         (Class B Common Stock) or
    0.0%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TW/TAE, Inc.
    I.R.S. No. 13-3667918

----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                      (b)[x] Joint Filing
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 0
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                              [ ]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%         (Class B Common Stock) or
    0.0%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------

     Time Warner Inc., a Delaware corporation ("Time Warner"), and its wholly owned subsidiaries, Historic TW Inc., a Delaware corporation ("Historic TW"), Time Warner Companies, Inc., a Delaware corporation ("TWC"), Warner
Communications Inc., a Delaware corporation ("WCI"), and TW/TAE, Inc., a Delaware corporation ("TW/TAE") (collectively, the "Reporting Persons"), hereby file this Amendment No. 3 to their Statement on Schedule 13D (the "Statement") as required by Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), relating to shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Time Warner Telecom Inc. ("Time Warner Telecom"), of which Time Warner was the ultimate beneficial owner prior to the conversion and sale of such shares as more fully described in the next paragraph. Each share of Class B Common Stock of Time Warner Telecom is immediately convertible on a share-for-share basis into shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Time Warner Telecom. Pursuant to Rule 13d-1(k) under the Act and as provided in the Joint Filing Agreement filed as Exhibit 3 to the Statement, the Reporting Persons agreed to file one statement with respect to their ownership of Class B Common Stock of Time Warner Telecom. This Amendment No. 3 to the joint Schedule 13D of the Reporting Persons is hereinafter referred to as the "Amendment."

     This Amendment is being filed as a result of the conversion of all of the Class B Common Stock held or beneficially owned by the Reporting Persons into shares of Class A Common Stock (the "Conversion") and the consummation of the sale of all such shares of Class A Common Stock (the "Sale of the Class A Common Stock") pursuant to an underwriting agreement dated September 20, 2006 (the "Underwriting Agreement") among Time Warner Telecom and TW/TAE, TWC, WCI, Advance Telecom Holdings Corp. ("Advance") and Newhouse Telecom Holdings Corp. ("Newhouse") (collectively, the "Selling Stockholders") and the underwriters listed in Schedule II thereto (the "Underwriters"). The Sale of the Class A Common Stock was consummated on September 26, 2006 and was effected pursuant to a Registration Statement on Form S-3 filed by Time Warner Telecom on March 17, 2006 (SEC File No. 333-132504-02) (the "Registration Statement"), as
supplemented by a prospectus supplement filed September 21, 2006 (the "Prospectus Supplement"). In the Conversion, TW/TAE, TWC and WCI converted all 1,796,200, 3,367,609 and 28,159,106 shares of Class B Common Stock held by each of them, respectively, into shares of Class A Common Stock that were sold to the Underwriters. In addition, Advance and Newhouse together converted an aggregate of 10,221,243 shares of Class B Common Stock held by them into shares of Class A Common Stock that were sold to the Underwriters.

     Upon the Sale of the Class A Common Stock, Time Warner Inc., Historic TW, TW/TAE, TWC and WCI ceased to be Reporting Persons, except for the requirement to file this Amendment pursuant to Rule 13d-2(a) under the Act.

     This Amendment amends and supplements in its entirety the Statement originally filed on January 23, 2001, Amendment No. 1 thereto filed on March 23, 2006 and Amendment No. 2 thereto filed on March 29, 2006.

Item 1. Security and Issuer.

     The Statement relates to Class A Common Stock and Class B Common Stock of Time Warner Telecom. The address of the principal executive offices of Time Warner Telecom is 10475 Park Meadows Drive, Littleton, CO 80124.

Item 2. Identity and Background.

     The Statement is filed on behalf of Time Warner, Historic TW, TWC, WCI and TW/TAE.

     Time Warner has its principal executive offices at One Time Warner Center, New York, NY 10019. Time Warner is a leading media and entertainment company formed in connection with the merger of AOL LLC (formerly America Online, Inc., "AOL") and Historic TW (formerly named Time Warner Inc.), which was consummated on January 11, 2001. Time Warner classifies its businesses into the following five reporting segments: AOL, consisting principally of interactive services; Cable, consisting principally of interests in cable systems providing video, high-speed data and Digital Phone services; Filmed Entertainment, consisting principally of feature film, television and home video production and distribution; Networks, consisting principally of cable television and broadcast networks; and Publishing, consisting principally of magazine publishing.

     Historic TW, a wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, New York 10019. Historic TW is a holding company with the same business interests as Time Warner, except it does not have an ownership interest in AOL's interactive services businesses.

     TWC, an indirect wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, NY 10019. TWC is a holding company with interests in publishing, cable systems, networks and filmed entertainment.

     WCI, an indirect wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, New York 10019. WCI is a holding company with interests in publishing, cable systems, networks and filmed entertainment.

     TW/TAE, an indirect wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, NY 10019. Prior to the Sale of the Class A Common Stock, TW/TAE's principal business activity was holding shares of Class B Common Stock of Time Warner Telecom.

     Each of FibrCOM Holdings, LP, a Delaware limited partnership ("Fibrcom"), and Paragon Communications, a Colorado general partnership ("Paragon"), each a subsidiary of Historic TW, were included as reporting persons on the original Statement filed January 23, 2001. On March 31, 2003, in connection with the restructuring of Time Warner Entertainment Company, L.P. ("TWE"), the 4,875,000 shares of Class B Common Stock then held by Fibrcom and the 773,322 shares of Class B Common Stock then held by Paragon were transferred to WCI. As a result, neither Fibrcom nor Paragon is included as a Reporting Person in this Amendment.

     American Television and Communications Corporation ("ATC"), an indirect wholly owned subsidiary of Time Warner, was included as a reporting person on the original Statement filed January 23, 2001 and on Amendment No. 1 thereto filed on March 23, 2006. Upon the closing on March 29, 2006 of the sale of shares to the Underwriters pursuant to an underwriting agreement dated March 23, 2006 (the "March 2006 Underwriting Agreement"), ATC ceased to own any Class A Common Stock or Class B Common Stock. As a result, ATC is not included as a Reporting Person in this Amendment.

     Upon the Sale of the Class A Common Stock, Time Warner Inc., Historic TW, TW/TAE, TWC and WCI ceased to hold or beneficially own any shares of Class A

Common Stock or Class B Common Stock and ceased to be Reporting Persons, except for the requirement to file this Amendment pursuant to Rule 13d-2(a) under the Act.

     Effective October 16, 2003, Time Warner changed its name from AOL Time Warner Inc. to Time Warner Inc. and Historic TW changed its name from Time Warner Inc. to Historic TW Inc.

     The name, business address, citizenship, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons is set forth in Annexes A through C, respectively, which Annexes are incorporated herein by reference.

     Except as described herein, during the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Annexes A through C hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons, nor any of the persons listed on Annexes A to C beneficially owns any shares of Class A Common Stock and (ii) there have been no transactions in the shares of Class A Common Stock or Class B Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, any of the persons listed on Annexes A through C.

     On March 21, 2005, pursuant to an approved settlement with the Securities and Exchange Commission (the "SEC") in connection with its investigation of Time Warner's accounting and disclosure practices, Time Warner agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of certain provisions of the securities laws and to comply with a prior SEC cease-and-desist order issued to AOL in May 2000. In connection with the SEC's investigation, Wayne H. Pace (Time Warner's Chief Financial Officer) and James
W. Barge (Time Warner's Controller) also reached settlements approved by the SEC pursuant to which they each agreed, without admitting or denying the SEC's allegations, to the entry of an administrative order that they cease and desist from any future violations of certain reporting provisions of the securities laws; however, neither is subject to any suspension, bar or penalty.


Item 3.  Source and Amount of Funds or Other Consideration.

     In 1998, Time Warner Telecom LLC ("TWT LLC") was created as a result of a reorganization of the business telephony operations of Historic TW, TWE and a partnership between TWE, Advance and Newhouse ("TWE-A/N"). As part of that reorganization, (1) the business telephony operations conducted by Historic TW, TWE and TWE-A/N were each contributed to TWT LLC and (2) TWE's and TWE-A/N's interests therein were distributed to their partners, certain subsidiaries of Historic TW, AT&T Corporation, as successor to MediaOne of Colorado Inc. ("AT&T"), Advance and Newhouse.

     On May 10, 1999, TWT LLC, Time Warner Telecom Inc., a wholly owned subsidiary of TWT LLC ("TWT Inc."), and TW Telecom Merger Corp., a newly formed Delaware corporation, entered into an Agreement and Plan of Merger. Pursuant to the Agreement and Plan of Merger, TWT LLC and TWT Inc. merged into TW Telecom Merger Corp., and TW Telecom Merger Corp., the surviving corporation, changed its name to Time Warner Telecom Inc. (the "Reconstitution"). The holders of Class B limited liability company interests of TWT LLC became holders of Class B Common Stock of Time Warner Telecom and the holders of Class A limited liability company interests of TWT LLC became holders of Class A Common Stock of Time Warner Telecom. In the Reconstitution, the subsidiaries of Historic TW exchanged Class B limited liability company interests equaling a 62% Class B participation percentage in TWT LLC for an aggregate of 50,363,739 shares of Class B Common Stock of Time Warner Telecom.

     The description of the Agreement and Plan of Merger contained herein is qualified in its entirety by reference to the Agreement, which is attached as
Exhibit 1 to the Statement filed January 23, 2001.

     On January 11, 2001, pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, among Time Warner, AOL, Historic TW, America Online Merger Sub Inc., a wholly owned subsidiary of Time Warner ("AOL Merger Sub"), and Time Warner Merger Sub Inc., a wholly owned subsidiary of Time Warner ("TW Merger Sub"), AOL Merger Sub was merged into AOL and TW Merger Sub was merged into Historic TW (the "Mergers"). As a result, AOL and Historic TW each became a wholly owned subsidiary of Time Warner. In addition, upon consummation of the Mergers, (i) each outstanding share of AOL Common Stock was automatically converted into one share of Time Warner Common Stock, (ii) each outstanding share of Historic TW Common Stock was automatically converted into 1.5 shares of Time Warner Common Stock and (iii) each outstanding share of Historic TW Series LMCN-V Common Stock was automatically converted into
1.5 shares of Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Historic TW Series LMCN-V common stock.

     The foregoing transaction is referred to as the "Holding Company Transaction". As a result of the Holding Company Transaction, Time Warner became the ultimate beneficial owner of the Class B Common Stock of Time Warner Telecom held by the Reporting Persons.

     On March 31, 2003, in connection with the restructuring of TWE, the 4,875,000 shares of Class B Common Stock then held by Fibrcom and the 773,322 shares of Class B Common Stock then held by Paragon were transferred to WCI.

     On March 29, 2006, in connection with the consummation of the sale of shares of Class A Common Stock pursuant to the March 2006 Underwriting Agreement, ATC converted all 15,469,415 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the underwriters named in Schedule II to the March 2006 Underwriting Agreement and TW/TAE converted 1,571,409 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to such underwriters.

     On September 26, 2006, in connection with the consummation of the Sale of the Class A Common Stock pursuant to the Underwriting Agreement, WCI, TWC and TW/TAE converted all shares of Class B Common Stock then held (28,159,106, 3,367,609 and 1,179,620, respectively) into shares of Class A Common Stock that were sold to the underwriters named in Schedule II to the Underwriting Agreement.

Item 4. Purpose of Transaction.

Sale of Reporting Persons' Remaining Investment in Time Warner Telecom
----------------------------------------------------------------------

     Prior to the Conversion and the Sale of the Class A Common Stock, Time Warner was the beneficial owner of 33,322,915 shares of Class B Common Stock. Time Warner has engaged in the sale of non-strategic assets, and has indicated to Time Warner Telecom that it did not consider its investment in Time Warner Telecom to be strategic. The Sale of the Class A Common Stock resulted in the sale of all of Time Warner's and the Selling Stockholders' investment in Time Warner Telecom.

Termination of Class B Stockholders' Agreement
----------------------------------------------

     The Reporting Persons were party to a Stockholders Agreement dated May 10, 1999 (the "Class B Stockholders' Agreement"), that was entered into when Time Warner Telecom was reconstituted as a corporation from a limited liability company in May 1999, as amended on July 19, 2000. Under the terms of the Class B Stockholders' Agreement, immediately prior to the Conversion and Sale of the Class A Common Stock, the Reporting Persons had the right to designate four nominees for the Time Warner Telecom Board of Directors. Upon the Sale of the Class A Common Stock, the Class B Stockholders' Agreement terminated, the Reporting Persons ceased to have the ability to appoint directors to the board of directors of Time Warner Telecom and the existing directors that were appointed by the Reporting Persons resigned effective September 26, 2006.

Amendment of Time Warner Telecom's Restated Certificate of Incorporation
------------------------------------------------------------------------

     Immediately prior to the Sale of the Class A Common Stock, the Selling Stockholders consented to certain amendments to Time Warner Telecom's restated certificate of incorporation to include provisions that Time Warner Telecom believes are more appropriate for a public company without controlling stockholders. In particular, the Selling Stockholders consented to amendments that eliminate, on the trigger date, the ability of stockholders holding a majority of Time Warner Telecom's voting power and the ability of any director to call a special meeting of stockholders and instead to provide that, from and after the trigger date, special meetings may be called only by Time Warner
Telecom's board of directors. The Selling Stockholders also consented to amendments that provide that, after the trigger date, subject to the terms of any preferred stock, stockholders may not act by written consent. The trigger date is the date on which the outstanding shares of Class B Common Stock represent less than 50% of Time Warner Telecom's voting power, which occurred on the date the sale of shares to the Underwriters pursuant to the Underwriting Agreement was consummated.

     In addition, the Selling Stockholders consented to an amendment providing that, after the date on which no holder of Class B Common Stock is entitled to designate any director nominees under the terms of the Class B Stockholders' Agreement, the number of directors comprising Time Warner Telecom's board of directors will be as provided in Time Warner Telecom's bylaws. Upon consummation of the Sale of the Class A Common Stock, no holders of Class B Common Stock are entitled to designate any director nominees.

     The Selling Stockholders also consented to amend Time Warner Telecom's restated certificate of incorporation to provide that Time Warner Telecom will be governed by Section 203 of the Delaware General Corporation Law following such time as the outstanding shares of Class B Common Stock represent less than 10% of Time Warner Telecom's voting power, which occurred on the date the sale of shares to the Underwriters pursuant to the Underwriting Agreement was consummated.
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder," as those terms are defined in that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

     Finally, the Selling Stockholders consented to authorize Time Warner Telecom to amend its restated certificate of incorporation to change its name to "TW Telecom Inc." prior to July 13, 2007, unless Time Warner Telecom has otherwise changed its corporate name and amended its restated certificate of incorporation to delete "Time Warner" from its name prior to such date.

     Other than as reported in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Time Warner Telecom; (ii) initiating an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Time Warner Telecom or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Time Warner Telecom or any of its subsidiaries; (iv) any change in the present board of directors or management of Time Warner Telecom including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Time Warner Telecom; (vi) initiating any other material change in Time Warner
Telecom's business or corporate structure; (vii) changes in Time Warner Telecom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Time Warner Telecom by any person; (viii) causing a class of securities of Time Warner Telecom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Time Warner Telecom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5. Interest in Securities of the Issuer.

     Immediately prior to the Sale of the Class A Common Stock, TW/TAE, TWC and WCI converted all 1,796,200, 3,367,609 and 28,159,106 shares of Class B Common Stock held by each of them, respectively. As a result of the Sale of the Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement, none of the Reporting Persons nor any director or executive officer of Time Warner, Historic TW, TWC, WCI or TW/TAE owns shares of common stock of Time Warner
Telecom. The Sale of the Class A Common Stock was effected pursuant to the Registration Statement, as supplemented by the Prospectus Supplement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons are not party to any contracts, arrangements, understandings or relationships with respect to shares of Time Warner Telecom Class A Common Stock or Class B Common Stock, except for certain provisions of the Underwriting Agreement that continue for the 90 days following the consummation of the Sale of the Class A Common Stock.

Item 7.   Material to Be Filed as Exhibits.

         Exhibit 1:           Agreement and Plan of Merger dated as of May
                              10, 1999 (incorporated by reference to Exhibit 2.1 to Time Warner Telecom's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 0-30218)).

         Exhibit 2: Stockholders Agreement dated as of May 10, 1999 (incorporated by reference to Exhibit 4.1 to Time Warner Telecom Registration Statement on Form S-1 (Registration No. 333-49439)).

         Exhibit 3: Amendment, dated July 19, 2000, to the Stockholders Agreement (incorporated by reference to Exhibit 4.2 to Time Warner Telecom's Annual Report on Form 10-K for the year ended December 31, 2000).

         Exhibit 4:           Joint filing Agreement among Time Warner,
                              Historic TW, TWC, WCI, ATC, TW/TAE, Paragon and Fibrcom (incorporated by reference to the Schedule 13D filed by the Reporting Persons on January 23,
                              2001).

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  September 29, 2006

                                             TIME WARNER INC.


                                             By /s/ Pascal Desroches
                                                -----------------------------
                                                Name:  Pascal Desroches
                                                Title: Vice President and
                                                       Deputy Controller


                                             HISTORIC TW INC.


                                             By /s/ Pascal Desroches
                                                -----------------------------
                                                Name:  Pascal Desroches
                                                Title: Vice President and
                                                       Deputy Controller


                                             TIME WARNER COMPANIES, INC.


                                             By /s/ Pascal Desroches
                                                -----------------------------
                                                Name:  Pascal Desroches
                                                Title: Vice President and
                                                       Deputy Controller


                                             WARNER COMMUNICATIONS INC.

                                             By /s/ Pascal Desroches
                                                -----------------------------
                                                Name:  Pascal Desroches
                                                Title: Vice President and
                                                       Deputy Controller


                                             TW/TAE, INC


                                             By /s/ Brenda C. Karickhoff
                                                -----------------------------
                                                Name:  Brenda C. Karickhoff
                                                Title:  Senior Vice President
                                                        and Secretary

                                     ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, to the best knowledge of Time Warner, each person is a citizen of the United States of America.

Directors
                                        Principal Occupation or
Name                     Office         Employment and Address
----                     ------         -----------------------

James L. Barksdale       Director       Chairman and President,
                                        Barksdale Management Corporation
                                        (private investment management company)
                                        c/o Time Warner*

Stephen F. Bollenbach    Director       Co-Chairman and Chief Executive Officer,
                                        Hilton Hotels Corporation
                                        (hotel ownership and management)
                                        c/o Hilton Hotels Corporation
                                        9396 Civic Center Drive
                                        Beverly Hills, CA  90210

Frank J. Caufield        Director       Co-Founder and General Partner,
                                        Kleiner Perkins Caufield & Byers
                                        (a venture capital partnership)
                                        2750 Sand Hill Road
                                        Menlo Park, CA  94025

Robert C. Clark          Director       Distinguished Service Professor,
                                        Harvard University
                                        1575 Massachusetts Avenue
                                        Cambridge, MA 02138

Mathias Dopfner**        Director       Chairman, Chief Executive Officer and
                                        Head of the Newspaper Division,
                                        Axel Sringer AG
                                        Axel-Springer-Strasse 65
                                        10888 Berlin, Germany

                                        Principal Occupation or
Name                     Office         Employment and Address
----                     ------         -----------------------

Jessica P. Einhorn       Director       Dean,
                                        Paul H. Nitze School of Advanced
                                        International Studies at
                                        The Johns Hopkins University
                                        The Nitze Building
                                        1740 Massachusetts Ave, NW
                                        Washington, D.C. 20036

*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.

**Citizen of Germany.

                                                   Principal Occupation or
Name                    Office                     Employment and Address
----                    ------                     ----------------------
Reuben Mark             Director                   Chairman and Chief Executive
                                                   Officer,
                                                   Colgate-Palmolive Company
                                                   (consumer products)
                                                   300 Park Avenue
                                                   New York, NY 10022

Michael A. Miles        Director                   Special Limited Partner,
                                                   Forstmann Little & Company,
                                                   (private investment firm)
                                                   1350 Lake Road
                                                   Lake Forest, IL  60045

Kenneth J. Novack       Director                   Senior Counsel,
                                                   Mintz, Levin, Cohn, Ferris,
                                                   Glovsky and Popeo, PC
                                                   (law firm)
                                                   One Financial Center
                                                   Boston, MA 02111

Richard D. Parsons      Chairman of the Board and  Chairman of the Board and
                        Chief Executive Officer    Chief Executive Officer of
                                                   Time Warner*

Francis T. Vincent, Jr. Director                   Chairman,
                                                   Vincent Enterprises
                                                   (private investment firm)
                                                   290 Harbor Drive
                                                   Stamford, CT 06902

Deborah C. Wright       Director                   Chairman of the Board,
                                                   President and Chief Executive
                                                   Officer,
                                                   Carver Bancorp, Inc. and
                                                   Carver Federal Savings Bank
                                                   (banking)
                                                   75 West 125 Street
                                                   New York, NY 10027-4512


*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.

Executive Officers Who Are Not Directors
----------------------------------------


                                                       Principal Occupation and
Name                  Office                           Employment Address
----                  ------                           ------------------

Jeffrey L. Bewkes     President and Chief              President and Chief
                      Operating Officer                Operating Officer,
                                                       Time Warner*

Paul T. Cappuccio     Executive Vice President and     Executive Vice President
                      General Counsel                  and General Counsel,
                                                       Time Warner*

Wayne H. Pace         Executive Vice President and     Executive Vice President
                      Chief Financial Officer          and Chief Financial
                                                       Officer,
                                                       Time Warner*

Edward A. Adler       Executive Vice President,        Executive Vice President,
                      Corporate Communications         Corporate Communications,
                                                       Time Warner*

Patricia Fili-Krushel Executive Vice President,        Executive Vice President,
                      Administration                   Administration,
                                                       Time Warner*

Carol Melton          Executive Vice President,        Executive Vice President,
                      Global Public Policy             Global Public Policy,
                                                       Time Warner*


Olaf Olafsson**       Executive Vice President         Executive Vice President,
                                                       Time Warner*


*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.


** Citizen of Iceland

                                     ANNEX B

The following is a list of the directors and executive officers of Historic TW, TWC and WCI setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, to the best knowledge of Historic TW, TWC and WCI, each person is a citizen of the United States of America.

                                                       Principal Occupation or
Name                  Office                           Employment and Address
----                  ------                           ----------------------
Raymond G. Murphy     Director, Senior Vice            Senior Vice President
                      President and Treasurer          and Treasurer,
                                                       Time Warner*

Paul T. Cappuccio     Director, Executive              Executive Vice President
                      Vice President                   and General Counsel,
                                                       Time Warner*

James W. Barge        Director, Senior Vice            Senior Vice President
                      President and Controller         and Controller,
                                                       Time Warner*

Richard D. Parsons    Chairman and Chief               Chairman of the Board
                      Executive Officer                and Chief Executive
                                                       Officer,
                                                       Time Warner*

Jeffrey L. Bewkes     President and Chief              President and Chief
                      Operating Officer                Operating Officer,
                                                       Time Warner*

Wayne H. Pace         Executive Vice President         Executive Vice President
                      and Chief Financial Officer      and Chief Financial
                                                       Officer,
                                                       Time Warner*

Edward A. Adler       Executive Vice President         Executive Vice President,
                                                       Corporate Communications,
                                                       Time Warner*

Patricia Fili-Krushel Executive Vice President         Executive Vice President,
                                                       Administration,
                                                       Time Warner*

Carol Melton          Executive Vice President         Executive Vice President,
                                                       Global Public Policy,
                                                       Time Warner*

Olaf Olafsson**       Executive Vice President         Executive Vice President,
                                                       Time Warner*

*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.

** Citizen of Iceland

                                     ANNEX C


The  following  is a list of the  directors  and  executive  officers of TW/TAE, setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TW/TAE, each person is a citizen of the United States of America.

                                                       Principal Occupation or
Name                     Office                        Employment and Address
----                     ------                        ----------------------

Raymond G. Murphy        Director, Senior Vice         Senior Vice President
                         President and Treasurer       and Treasurer,
                                                       Time Warner*

Paul T. Cappuccio        Director, Executive           Executive Vice President
                         Vice President                and General Counsel,
                                                       Time Warner*

James W. Barge           Director                      Senior Vice President and
                                                       Controller,
                                                       Time Warner*

Richard D. Parsons       President                     Chairman of the Board and
                                                       Chief Executive Officer,
                                                       Time Warner*


*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.